UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. …)*

CALYPTE BIOMEDICAL CORP.
(Name of Issuer)

COMMON STOCK, $0.03 PAR VALUE PER SHARE
(Title of Class of Securities)

131722100
(CUSIP Number)

March 28, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131722100	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: Ahmed Abdulla Deemas Alsuwaidi

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(see instructions) (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Arab Emirates National

NUMBER OF	5 SOLE VOTING POWER
SHARES	50,000,000
BENEFICIALLY
OWNED BY	6 SHARED VOTING POWER
EACH	0
REPORTING
PERSON	7 SOLE DISPOSITIVE POWER
WITH	50,000,000

8 SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (see instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.4% of outstanding shares of common stock, $0.03 par value per share as of August 10, 2007.

12	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 131722100	SCHEDULE 13G	Page 3 of 5 Pages

Statement for Schedule 13G

This initial Schedule 13G is being filed by Ahmed Abdulla Deemas Alsuwaidi, an individual, and a citizen of the United Arab Emirates, with respect to the common stock, $0.03 par value per share (the “Common Stock”), of Calypte Biomedical Corp., a Delaware corporation (the “Company”).

Item 1(a).  Name of Issuer

Calypte Biomedical Corp.

Item 1(b).  Address of Issuer’s Principal Executive Offices

5 Centerpointe Drive, Suite 400
Lake Oswego, OR  97035

Item 2(a).  Name of Person Filing

Ahmed Abdulla Deemas Alsuwaidi

Item 2(b).  Address or Principal Business Office, or, if None, Residence

Ahmed Abdulla Deemas Alsuwaidi
P.O. Box 681
Sharjah
United Arab Emirates

Item 2(c).  Citizenship

United Arab Emirates National

Item 2(d).  Title of Class of Securities

Common stock, $0.03 par value per share

Item 2(e).  CUSIP No.

131722100

Item 3.  Classification of Person Filing, If Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c)

N/A.  Filed pursuant to §240.13d-1(c)

CUSIP No. 131722100	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.  Ownership

The following information with respect to Mr. Alsuwaidi’s ownership of the
Common Stock of the Company is provided as of August 10, 2007.

(a) Amount Beneficially Owned	50,000,000
(b) Percent of Class	13.4%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote	50,000,000
(ii) shared power to vote or to direct the vote	0
(iii) sole power to dispose or to direct disposition of	50,000,000
(iv) shared power to dispose or to direct disposition of	0

Item 5.  Ownership of 5% or Less of a Class

N/A

Item 6.  Ownership of More than 5% on Behalf of Another Person

N/A

Item 7.  Identification and Classification of Acquiring Subsidiary

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

CUSIP No. 131722100	SCHEDULE 13G	Page 5 of 5 Pages

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2007
(Date)

/s/ Ahmed Abdulla Deemas Alsuwaidi
AHMED ABDULLA DEEMAS ALSUWAIDI